NEWS RELEASE
Rolling Thunder Announces Closing of $9.5 million Private Placement

Calgary, Alberta, May 18, 2006 - Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”) (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF) is pleased to announce that it has closed its previously announced bought deal private placement financing of 1,497,000 class A shares (the "Class A Shares") at a price of $1.67 per Class A Share; 1,098,951 Class A Shares issued on a "flow-through" basis pursuant to the Income Tax Act (Canada) eligible for renunciation as Canadian Development Expenses (the "CDE Flow-Through Shares") at a price of $1.82 per CDE Flow-Through Share; and 2,381,000 Class A Shares issued on a "flow-through" basis pursuant to the Income Tax Act (Canada) eligible for renunciation as Canadian Exploration Expenses (the "CEE Flow-Through Shares") at a price of $2.10 per CEE Flow-Through Share, for total gross proceeds of $9,500,180.82. The offering was led by Dundee Securities Corporation and included Acumen Capital Finance Partners Limited.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The shares offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Rolling Thunder is a publicly traded Canadian energy company involved in the exploration, development and production of natural gas and crude oil in western Canada.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF), visit our website at www.rollingthunderexploration.com, or contact:

Peter Bolton

Kamelia Wong

President & Chief Executive Officer

Chief Financial Officer

(403) 532-6221

(403) 532-6223

peterb@rollingthunderexploration.com

kameliaw@rollingthunderexploration.com